FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Shareholders Approve 2005 Dividend

BRUSSELS, Belgium, May 24, 2006 - Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that, during its Ordinary General Meeting, its shareholders have approved the annual accounts over fiscal year 2005 and the distribution of a EUR 1.20 gross dividend over 2005. After deduction of a 25% withholding tax, this results in a net dividend of EUR 0.90 per share.

The 2005 dividend will become payable to owners of ordinary shares beginning on May 30, 2006 against coupon no. 44. The payment of the dividend to Delhaize Group’s ADR holders will be made through The Bank of New York beginning on June 9, 2006.

During the Ordinary General Meeting, Delhaize Group’s President and Chief Executive Officer, Pierre-Olivier Beckers, confirmed that the Company was confident in achieving its earlier-announced financial guidance for the full year 2006: “Following the solid first quarter, we have seen strong sales and profit figures in the first part of the second quarter. In addition, we look forward to solid top-line growth during the second half of 2006 as we will start benefiting from several large impact initiatives such as the conversion of many Kash n’ Karry stores into the Sweetbay concept, Food Lion’s market renewal in the Washington DC market, its entry in the new market of Greenville/Spartanburg, the accelerated store opening program at Hannaford, and a large number of store openings in Belgium and Greece.”

The shareholders at the Ordinary General Meeting appointed Ms. Claire Babrowski as director for three years. The mandates as director of Baron Georges Jacobs, Mr. Pierre-Olivier Beckers and Mr. Didier Smits were renewed for three years. Baron Georges Jacobs is Chairman of the Board of Directors of Delhaize Group. The shareholders acknowledged that the new and renewed Directors, with the exception of President and Chief Executive Officer Pierre-Olivier Beckers, satisfy the requirements for independence under the Belgian Company Code, and appointed them as independent Directors there under.

The shareholders approved to provide, as from the year 2006, to the directors in compensation for their positions as directors, an amount of up to EUR 80,000 per year per director, increased with an amount of up to EUR 10,000 per year for the Chairman of any standing committee of the Board and increased with an amount of up to EUR 5,000 per year for services as a member of any standing committee of the Board. The shareholders also approved to provide to the Chairman of the Board an amount up to EUR 160,000 per year inclusive of any amount due as Chairman or member of any standing committee.

At the Ordinary General Meeting, shareholders also approved the accelerated vesting, upon a change of control of the Company, of stock options granted under the Company stock option plan to be launched in 2006. Shareholders also approved this plan to the extent that it would entitle members of the Executive Management of the Group to acquire existing ordinary shares of the Company.

At an Extraordinary General Meeting held earlier the same day, the shareholders authorized the Board of Directors for 18 months to acquire up to 10% of the outstanding shares of the Company at a minimum share price of EUR 1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share at Euronext Brussels during the 20 trading days preceding the acquisition.

The speeches of the Ordinary General Meeting are available on Delhaize Group’s corporate website (www.delhaizegroup.com). The minutes of the Extraordinary General Meeting and the Ordinary General Meeting and the results of the votes will be made available on the Company website in the coming days.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of March 2006, Delhaize Group’s sales network consisted of 2,644 stores. In 2005, Delhaize Group posted EUR 18.6 billion (USD 23.2 billion) in net sales and other revenues and EUR 364.9 million (USD 450.4 million) in net profit. At the end of 2005, Delhaize Group employed approximately 135,700 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the corporate web site at http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2004 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

General Meeting

Contacts:

Guy Elewaut: + 32 2 412 29 48

Geoffroy d’Oultremont: + 32 2 412 83 21

Hans Michiels: + 32 2 412 83 30

Ruth Kinzey (U.S. media): + 1 704 633 82 50 (ext. 2118)

Amy Shue (U.S. investors): + 1 704 633 82 50 (ext. 2529)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: May 26, 2006	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President